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12011224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

SEC FILE NUMBER
8- 44319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUTRICH SEILER FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 DOGWOOD LANE
(No. and Street)

NAZARETH	PA	18064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN DAUTRICH 610-837-4656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE BEARD LLC
(Name – *if individual, state last, first, middle name*)

SUITE 301, 1869 CHARTER LANE	LANCASTER	PA	17601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LYNN DAUTRICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAUTRICH SEILER FINANCIAL SERVICES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of PA

County of [illegible]

Sworn and subscribed before me this 27 day of January 2012

Notary Public

Signature

PRESIDENT

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Yvette Lopez, Notary Public
South Whitehall Twp., Lehigh County
My Commission Expires April 2, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dautrich Seiler Financial Services, Inc.

Financial Statements and
Supplementary Information

December 31, 2011 and 2010

ParenteBeard

CONFIDENCE THROUGH CLARITY

Dautrich Seiler Financial Services, Inc.

Financial Statements and Supplementary Information

December 31, 2011 and 2010

ParenteBeard

Independent Auditors' Report

Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheet of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

ParenteBeard LLC

Lancaster, Pennsylvania
February 15, 2012

Dautrich Seiler Financial Services, Inc.

Balance Sheet
December 31, 2011 and 2010

	2011	2010
Assets		
Current Assets		
Cash and cash equivalents	$ 19,190	$ 14,060
Commissions receivable	3,522	3,992
12b-1 fees receivable	5,252	5,048
Prepaid expenses	8,740	4,722
Deferred tax asset	-	870
Other current assets	2,572	2,161
Total current assets	39,276	30,853
Deposit-Clearing Agreement	50,000	50,000
Investments	7,353	7,119
Total assets	$ 96,629	$ 87,972
Liabilities and Stockholder's Equity		
Current Liabilities		
Commissions payable	$ 7,019	$ 7,232
Accrued expenses	6,074	556
Deferred tax liability	182	-
Total current liabilities	13,275	7,788
Loan Payable	50,100	50,100
Total liabilities	63,375	57,888
Stockholder's Equity		
Common stock, $10 par value - 10,000 shares authorized and 100 issued and outstanding	1,000	1,000
Paid-in capital	17,539	17,539
Retained earnings	14,715	11,545
Total stockholder's equity	33,254	30,084
Total liabilities and stockholder's equity	$ 96,629	$ 87,972

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

Statement of Income
Years ended December 31, 2011 and 2010

	2011	2010
Operating Revenue		
Commissions and fees	$ 208,825	$ 99,602
Unrealized gain on securities owned	234	1,173
Total operating revenue	209,059	100,775
Operating Expenses		
Commissions	145,190	73,351
Office expenses	8,804	3,745
Officer's salaries	19,213	6,249
Payroll taxes	2,268	1,091
Printing	67	156
Publications	891	1,354
Professional fees	19,537	16,835
Rent	5,700	-
Utilities	3,167	-
Total operating expenses	204,837	102,781
Income (loss) from operations before income tax benefit (expense)	4,222	(2,006)
Income Tax Benefit (Expense)	(1,052)	499
Net income (loss)	$ 3,170	$ (1,507)

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

Statement of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2009	$ 1,000	$ 17,539	$ 13,052	$ 31,591
Net loss	-	-	(1,507)	(1,507)
Balances, December 31, 2010	1,000	17,539	11,545	30,084
Net income	-	-	3,170	3,170
Balances, December 31, 2011	$ 1,000	$ 17,539	$ 14,715	$ 33,254

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

Statement of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash Flows from Operating Activities		
Net income (loss)	$ 3,170	$ (1,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Unrealized gain on securities owned	(234)	(1,173)
Decrease (increase) in deferred tax asset	870	(499)
Decrease (increase) in receivables	266	(480)
Increase in prepaid expenses	(4,018)	(154)
Increase in other current assets	(411)	(2,086)
Increase (decrease) in commissions payable	(213)	384
Increase (decrease) in accrued expenses	5,518	(58)
Increase in deferred tax liability	182	-
Net cash used in operating activities	5,130	(5,573)
Cash Flow Used in Investing Activities		
Investments from deposit-clearing agreement	-	(50,000)
Cash Flow Provided by Financing Activities		
Proceeds from loan payable	-	50,100
Net increase (decrease) in cash and cash equivalents	5,130	(5,473)
Cash and Cash Equivalents, Beginning	14,060	19,533
Cash and Cash Equivalents, Ending	$ 19,190	$ 14,060

See notes to financial statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. (the Company) is a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company offers services to retail customers through commissioned agents.

During 2010, the Company began performing agency-only, domestic equity executions for institutional clients. This DVP (delivery vs. payment) service includes executing domestic equity orders, which provides high-quality executions for low transactions costs for the Company's institutional clients.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable

Commissions and fees receivable are stated at outstanding balances. The 12b-1 fees represent charges levied against mutual fund assets to pay financial advisors who steer investors toward the fund. The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investments

The Company classifies its investments as available-for-sale. Available-for-sale investment securities consist of equity securities which are carried at fair value as determined by a national exchange.

Premiums and discounts on investments are amortized over the term of the security using methods that approximate the interest method. Gains or losses on the sale of available-for-sale investments are reflected in income at the time of sale using the specific identification method. Dividend and interest income are recognized when earned.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under the guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in statement of operations. As of December 31, 2011 and 2010, the Company has no material unrecognized tax benefits or accrued interest and penalties.

Years that remain open for potential review by the Internal Revenue Service are 2008 through 2010.

Lease Commitment

The Company entered into a lease agreement for office space during 2011 to September 30, 2012, subject to one-year renewal options. The lease commitment for 2012 is $4,050.

2. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2011 or 2010; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $9,337 and $10,164, respectively, which was $4,337 and $5,164, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 6.788 to 1 and 5.659 to 1 at December 31, 2011 and 2010, respectively.

4. Deposit-Clearing Agreement

The Deposit-Clearing Agreement represents a cash account required by and held by a clearing agent to facilitate trading in domestic equity securities and is treated as a long-term asset on the balance sheet.

5. Investments

A summary of cost and fair values of securities owned consist of the following at December 31:

	2011			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$ 3,300	$ 4,053	$ -	$ 7,353
	2010			
Investment securities available for sale - equity securities	$ 3,300	$ 3,819	$ -	$ 7,119

6. Income Taxes

Income tax benefit (expense) for the years ended December 31, 2011 and 2010 consists of the following:

	2011	2010
Current tax expense:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred (expenses) benefit from net operating losses:		
Federal	(599)	474
State	(398)	314
	(997)	788
Deferred (expenses) benefit from net unrealized gains:		
Federal	(35)	(176)
State	(20)	(113)
	(55)	(289)
Total income tax (expense) benefit	$ (1,052)	$ 499

Deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax liabilities - unrealized investment securities holding gains	$ (1,012)	$ (951)
Deferred tax assets - net operating loss carryforwards	830	1,821
Net deferred tax asset (liability)	$ (182)	$ 870

Deferred income tax asset (liability) arising from net operating loss carryforwards and unrealized investment securities holding gains:

	2011	2010
Federal	$ (110)	$ 524
State	(72)	346
	$ (182)	$ 870

Net operating losses available and expiration dates related to deferred tax assets described above include:

Year Realized	Original Amount	Amounts Used	Amounts Available	Expiration
2008	$ 2,063	$ (2,063)	$ -	2028
2009	2,069	(1,925)	144	2029
2010	3,179	-	3,179	2030

7. Loan Payable

The Company has a loan payable to an individual in the amount of $50,100. The loan has no stated interest rate and is secured and expected to be repaid by the deposit-clearing cash account.

8. Fair Value of Financial Instruments

The following valuation techniques were used to measure fair value of assets on a recurring basis as of December 31, 2011 and 2010:

> *Equity securities* - Fair value of equity securities was based on quoted market prices for the identical security.

The Company measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to dispose of a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measure.

The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3: Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2011 and 2010 are as follows:

Description	Total	Level 1	Level 2	Level 3
2011:				
Equity securities - financial	$ 7,353	$ 7,353	$ -	$ -
2010:				
Equity securities - financial	$ 7,119	$ 7,119	$ -	$ -

9. Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $-0- in 2011 and 2010.

10. Risk

At times during the years ended December 31, 2011 and 2010, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $250,000. There were no cash balances exceeding the federally insured limit at either December 31, 2011 or 2010.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Total Stockholder's Equity	$	33,254
Non-allowable assets:		
12b-1 fees receivable		5,252
Prepaid expenses		8,740
Other current assets		2,572
Investments		7,353
Net capital	$	9,337
Aggregate Indebtedness - Total Liabilities	$	63,375
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (Greater of $5,000 or 6-2/3% of Aggregate Indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	4,337
Ratio of aggregate indebtedness to net capital		6.788 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part IIA of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

ParenteBeard

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audit of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we considered to be a significant deficiency that we communicated in writing to management and those charged with governance on February 15, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Lancaster, Pennsylvania
February 15, 2012